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Old Main Brewing Company

Brewery

College Station, TX 77840
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This is a preview. It will become public when you start accepting investment.
THE PITCH
Old Main Brewing Company is seeking investment to open a tap room.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Old Main Brewing Company is offering perks to investors. You earn the most valuable perk available based o
this business. You will not also receive the perks of lesser value, unless specified below.

T Shirt Fan Invest $500 or more to qualify. 500 of 500 remaining

Everyone gets a limited edition T shirt for supporting.

Founders Club Invest $1,000 or more to qualify. 100 of 100 remaining

First 100 investors receive a lifetime membership. Includes one free beer a day plus a free bottle of the anniv

This is a preview. It will become public when you start accepting investment.
OUR STORY

The "Old Main" building was the first building constructed on the campus of the Agriculture & Mechanical C
that historic building, Old Main Brewing Company is an Aggie and Veteran-Owned microbrewery located in E

The brewery will also offer a reception hall to host concerts, formals, wedding receptions, and other events t
and inclusive.

Our brewing team has the ability to produce wonderfully unique craft beers that are creative and tailored to
well as craft beer enthusiasts.

Our business team has experience creating and delivering industry leading products to over 10,000 custome
expert knowledge and skills needed to grow a brand through organic marketing, as well as manage the day–

This is a preview. It will become public when you start accepting investment.

THE MARKET

Over the past five years, microbreweries in the state of Texas have nearly doubled to 364 which ranks it 8th
Association. The birth of microbreweries in Texas has been outstanding, making it one of the fastest growing
national ranking as far as number of breweries, Texas ranks almost at the bottom at 44th for breweries per c

There are two breweries already established in College Station, one of which is a nano brewery and the othe
even out of its first year. The sale of beer in College Station is impressive due largely to the fact that TAMU is
influx of 50,000+ drinking age students.

At present, Texas beer sales ranks 3rd in the nation. This represents a steady increase in sales numbers ove
increased sales have occurred in the affluent and young professional communities which makes up a large p
Traditionally, microbrews have been favored by college students and young professional men and women in
This demographic makes up the core of the microbrewery's target market.

This is a preview. It will become public when you start accepting investment.

THE LOCATION

Our intent is to find a location that can offer us about 6000 sqft of retail & production space. There are seve
Station at the moment, and we are actively speaking with other businesses and local realtors to try and secu
in general require very few modifications in order to transform a physical space into a taproom/production fa
conduct minor renovations wherever we end up opening our facility.

Our intent is to have a facility that affords us the space to have a 3.5 bbl production system, and a roomy an
space for people to sprawl out.

The intent is to add a kitchen in the future with a limited dining menu.

The taproom and biergarten will have an abundance of picnic style seating and yard games will be offered fo
and a small stage will allow us to host live music events.

By the five year mark there is a planned expansion for a 10,000 square foot production facility and 5,000 squ
seating area. This will become the main production facility and the previous location will become an office &

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Ryan Becker

CEO & Chief Brewer

Ryan Becker graduated from Texas A&M in 2012 with a Bachelor's degree in Agricultural Economics. At A&M
Cadets as a member of Company B-2, a squad leader in Rudder's Rangers, and served as commanding offi

Managing Member/ Sales

Chris Becker is Ryan's father. Chris is in the class of 1979 from Texas A&M University, where he studied Envi
participated in the Corps of Cadets as a member of Company Sq. 1.

Outside of the brewery, Chris operates his own property tax consulting firm. Throughout his career, Chris ha
Appraiser/Tax Collector and Senior Tax Consultant. He also serves as the Trustee Chair for the Becker United

Chris lives in Kaufman, TX, with his dog Buddy. Chris loves to be outdoors and spend time with his family.

Jordan Hancock
Managing Member/Media

Jordan Hancock graduated from Texas A&M in 2012 with a Bachelor's degree in Psychology. At A&M, Jordar
as a member of Company B-2, and served as commanding officer of the Rudder's Rangers company his ser
Fish Camp as a camp counselor.

Jordan has been serving active duty in the United States Army since graduating in 2012. He has served as a
officer, with notable assignments like the 75th Ranger Regiment and 3rd Infantry Regiment ("The Old Guard
Area Officer.

When stateside, Jordan lives in San Antonio, TX, with his beautiful wife, Jessica, and their two kids.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build out $80,000
Mainvest Compensation $14,940
Pilot Brewing System $70,000
Operating Capital $84,060
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $600,000 $660,000 $706,200 $741,510 $763,755
Cost of Goods Sold $50,000 $55,000 $58,850 $61,792 $63,645
Gross Profit $550,000 $605,000 $647,350 $679,718 $700,110

EXPENSES

Rent $72,000 $73,800 $75,645 $77,536 $79,474

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends March 30th, 2022

Summary of Terms

Legal Business Name Becker Munson Industries, LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 5%-12.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2029

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Old Main Brewing Company's fundraisin
Company may require additional funds from alternate sources at a later date.

Financial liquidity

Old Main Brewing Company has a [strong, moderate, low] liquidity position due to its [low, medium, high] ca
other liabilities. Old Main Brewing Company expects its liquidity position to decline upon raising capital on M
grow the business.

No operating history

Old Main Brewing Company was established in [Month, Year]. Accordingly, there are limited financial statem
review. When evaluating this investment opportunity, investors should consider factors outlined in the risk se

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees y
a Note is not like that at all. The ability of Old Main Brewing Company to make the payments you expect, and
back, depends on a number of factors, including many beyond our control.

Limited Services

Old Main Brewing Company operates with a very limited scope, offering only particular services to potential
changes in customer preferences.

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar
Old Main Brewing Company and the key persons will have no control. Changes in assumptions or their under
the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from t
Consequently, there can be no assurance that the actual operating results will correspond to the forecasts p
Main Brewing Company is a newly established entity and therefore has no operating history from which fore

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these
hold your investment for its full term.

The Company Might Need More Capital

Old Main Brewing Company might need to raise more capital in the future to fund/expand operations, buy pr
team members, market its services, pay overhead and general administrative expenses, or a variety of other
additional capital will be available when needed, or that it will be available on terms that are not adverse to yo
Main Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its bu
operations altogether.

Changes in Economic Conditions Could Hurt Old Main Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a
other factors are unpredictable and could negatively affect Old Main Brewing Company's financial performan
In the event Old Main Brewing Company ceases operations due to the foregoing factors, it can not guarante
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Old Ma
will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds
public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly a
have been audited by an independent accounting firm). Although Title III does require extensive information,
different decision if you had more information.

Lack of Ongoing Information

Company to be as successful as possible. However, your interests might be in conflict in other important are
Old Main Brewing Company to act conservative to make sure they are best equipped to repay the Note oblig
Company might prefer to spend aggressively to invest in the business. You would like to keep the compensa
managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Old Main Brewing Company needs more capital in the future and takes on additional debt or other sources
might have rights superior to yours. For example, they might have the right to be paid before you are, to rece
greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc
rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e
to have an audit committee made up entirely of independent members of the board of directors (i.e., directo
relationships with Old Main Brewing Company or management), which is responsible for monitoring Old Mai
with the law. Old Main Brewing Company will not be required to implement these and other investor protecti

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Old Main Brew
successful than your initial expectations.

You Do Have a Downside

Conversely, if Old Main Brewing Company fails to generate enough revenue, you could lose some or all of yo

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Old Main Brewing Company, and the revenue of Old Ma
down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and
are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other ent

Subordination

The Notes shall be subordinated to all indebtedness of Old Main Brewing Company to banks, commercial fin
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Old Main Brewing Company isn't accepting investments right now, but is trying to get a sense of how they sh
not need to provide any money, and we won't be accepting money or selling securities, until all of its forms v
obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering go
so choose.

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